FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of March, 2004

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

NOTIFICATION OF MAJOR INTERESTS IN SHARES

Section 198 - Companies Act 1985

The Company was notified today that Credit Suisse First Boston through its subsidiaries listed below, had a notifiable interest as at 17 March 2004 in 331,127,521 ordinary shares of US$0.50 each in HSBC Holdings plc, representing approximately 3.02% of the ordinary shares in issue.

A copy of the letter of notification, is quoted below.

P A Stafford

Assistant Group Secretary

HSBC Holdings plc

Letter to HSBC Holdings plc dated 19 March 2004 from Andrew Veasey, Vice President - Legal and Compliance, Credit Suisse First Boston (Europe) Limited

"Dear Sirs

HSBC Holdings plc (the "Company")

This notification relates to the ordinary shares of the Company (the "shares") and is given in fulfilment of the obligations imposed under Section 198 of the Companies Act 1985 (the "Act").

We hereby notify you that on 17 March 2004, following an acquisitions, CSFB (as defined below) holds the following interests in the issued share capital of the Company:

  Credit Suisse First Boston Equities Limited ("CSFBEq"): 32,311,464 shares. This includes 946,122 shares in which CSFBEq is interested by virtue of the right to redelivery of equivalent securities under stock lending arrangements.

  Credit Suisse First Boston (Europe) Limited ("CSFBEL"): 11,154,233 shares. This includes 11,154,022 shares in which CSFBEL is interested by virtue of the right to redelivery of equivalent securities under stock lending arrangements.

  Credit Suisse First Boston International ("CSFBi"): 64,785,731 shares. This includes 4,889,352 shares borrowed from CSFBEL.

  Credit Suisse First Boston (Hong Kong) Limited ("CSFBHK"): 227,765,445 shares.

CSFB now holds a total interest of 331,127,521 being equivalent to approximately 3.02% of the issued share capital of the Company.

CSFBEq, CSFBi, CSFBHK and CSFBEL are members of the Credit Suisse First Boston group of companies ("CSFB"). Those group companies which are direct or indirect holding companies of CSFBEq, CSFBi, CSFBHK and CSFBEL are each interested by attribution in any shares in which CSFBEq, CSFBi, CSFBHK and CSFBEL are interested.

Yours faithfully

Andrew Veasey

Vice President - Legal and Compliance"

END

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                                                                                                                                                             By:

                                                                                                                                                                                             Name: P A Stafford

                                                                                                                                                                                             Title: Assistant Group Secretary

                                                                                                                                                                                             Date: March 22, 2004